CERTIFICATE OF INCORPORATION
OF
HARVARD HOLDINGS INTERNATIONAL, INC.

FIRST: The name of the Corporation is HARVARD HOLDINGS INTERNATIONAL, INC.

SECOND: The address of its Registered Office in the State of Delaware is 205 East Delaware Avenue, Newark, New Castle County, Delaware. The name of its Registered Agent at such address is Shallox Incorporated.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any in lawful act or activity for which corporations  may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The Corporation shall be authorized to issue one thousand (1,000) shares of voting no per common stock.

FIFTH: The name and mailing address of the Incorporator is as follows:

Simllex Incorporated
206 East Delaware Avenue
Newark, Delaware  19711

SIXTH: The Corporation is to have perpetual existence.

SEVENTH: The power to make, alter, amend or repeal by-laws shall be in the Directors. The Directors shall have the power to alter or amend by resolution the rights, amounts, limitations or restrictions, etc. of any class of stock.

I, Everett P. Pristley, being the authorized officer of the incorporator herein before named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate hereby declaring and certifying that this is my act and deed and  the facts herein stated are truly and accordingly have hereunto set my hand this  1st day of September 2006.

/s/ Everett P. Pristley

Signed, Incorporated by Everett P. Pristley, Vice President